

SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com



22 August 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

SEC File No: 82-3622

SEC File No: 82-3622

MASNET No. 34 OF 18.08.2003
Announcement No. 34

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary: Lee Kwok Cheong

Date of notice to company: 18/08/2003

Date of change of interest: 14/08/2003

Name of registered holder: Lee Kwok Cheong

Circumstance giving rise to the change: Others

Please specify details: Exercise of Options pursuant to Singapore Telecom Share Option Scheme

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.54
No. of shares held before change:	1,740
% of issued share capital:	
No. of shares held after change:	101,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		1,740
% of issued share capital:		
No. of shares held after change:		101,740
% of issued share capital:		
Total shares:		101,740

Submitted by Chan Su Shan (Ms), Company Secretary on 18/08/2003, the date of receipt of the notice to the SGX

SEC File No: 82-3622

MASNET No. 32 OF 18.08.2003
Announcement No. 32

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary: Lee Kwok Cheong

Date of notice to company: 18/08/2003

Date of change of interest: 13/08/2003

Name of registered holder: Lee Kwok Cheong

Circumstance giving rise to the change: Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(30,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.68
No. of shares held before change:	31,740
% of issued share capital:	
No. of shares held after change:	1,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		31,740
% of issued share capital:		
No. of shares held after change:		1,740
% of issued share capital:		
Total shares:		1,740

Submitted by Chan Su Shan (Ms), Company Secretary on 18/08/2003, the date of receipt of the notice to the SGX

MASNET No. 30 OF 18.08.2003
Announcement No. 30

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Kwok Cheong
Date of notice to company:	18/08/2003
Date of change of interest:	12/08/2003
Name of registered holder:	Lee Kwok Cheong
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(20,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.67
No. of shares held before change:	51,740
% of issued share capital:	
No. of shares held after change:	31,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		51,740
% of issued share capital:		
No. of shares held after change:		31,740
% of issued share capital:		
Total shares:		31,740

Submitted by Chan Su Shan (Ms), Company Secretary on 18/08/2003, the date of receipt of the notice to the SGX

MASNET No. 29 OF 18.08.2003
Announcement No. 29

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Kwok Cheong
Date of notice to company:	18/08/2003
Date of change of interest:	31/07/2003
Name of registered holder:	Lee Kwok Cheong
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of Options pursuant to Singapore Telecom Share Option Scheme

Shares held in the name of registered holder

No. of shares of the change:	50,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.54
No. of shares held before change:	1,740
% of issued share capital:	
No. of shares held after change:	51,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		1,740
% of issued share capital:		
No. of shares held after change:		51,740
% of issued share capital:		
Total shares:		51,740

Submitted by Chan Su Shan (Ms), Company Secretary on 18/08/2003, the date of receipt of the notice to the SGX